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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12B-25
                                                  Commission File Number 0-15313

                           NOTIFICATION OF LATE FILING

(Check One):   |_| Form 10-K    |_| Form 20-F    |_| Form 11-K     |X| Form 10-Q
               |_| Form 10-D    |_| Form N-SAR   |_| Form N-CSR

      For Period Ended: June 30, 2005

|_|   Transition Report on Form 10-K         |_| Transition Report on Form 10-Q
|_|   Transition Report on Form 20-F         |_| Transition Report on Form N-SAR
|_|   Transition Report on Form 11-K

              For the Transition Period Ended: ______________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Savient Pharmaceuticals, Inc.
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number): One Tower Center, 14th Floor
City, state and zip code:  East Brunswick, New Jersey  08816

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |  (a)   The reasons described in reasonable detail in Part III of this
        |        form could not be eliminated without unreasonable effort or
        |        expense;
        |
        |  (b)   The subject annual report, semi-annual report, transition
        |        report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
        |        N-CSR, or portion thereof, will be filed on or before the
 |X|    |        fifteenth calendar day following the prescribed due date; or
        |        the subject quarterly report or transition report on Form 10-Q
        |        or subject distribution report on Form 10-D, or portion
        |        thereof, will be filed on or before the fifth calendar day
        |        following the prescribed due date; and
        |
        |  (c)   The accountant's statement or other exhibit required by Rule
        |        12b-25(c) has been attached if applicable.


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                                   PART III
                                   NARRATIVE

         State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant has been unable to complete prior to August 9, 2005 all of the information required to be included in the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 as a result of the determination by the Registrant of the need to restate the financial statements in the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. In addition, the Registrant will restate the pro forma financial statements reflecting the sale of the Registrant's global biologics manufacturing business contained in the Registrant's Current Report on Form 8-K, dated July 22, 2005.

         The need for this restatement arose from the Registrant's determination that it had made an error in recording its reserve for returns in the first quarter of 2005. The Registrant determines its reserves for sales returns based, in part, on notifications received from customers advising the Registrant through its third-party fulfillment center of their intent to return product. After reporting the results for the quarter ended March 31, 2005, the Registrant through its third-party fulfillment center noted that the actual units of product returned from a single customer were significantly less than the amounts originally expected to be returned. This occurred because the customer's request was not fully understood by the returned goods coordinator at the third-party fulfillment center.

         The Registrant's ability to complete its June 30, 2005 Form 10-Q is dependent on the completion of the restatement referred to above. Accordingly, the Registrant could not have timely filed the June 30, 2005 Form 10-Q without unreasonable effort or expense. The June 30, 2005 Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

         This Form 12b-25 Notification of Late Filing contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this report regarding the Registrant's strategy, expected future financial position, results of operations, cash flows, financing plans, discovery and development of products, strategic alliances, competitive position, plans and objectives of management are forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "will" and other similar expressions help identify forward-looking statements, although not all forward-looking statements contain these identifying words. In particular, the statements regarding completion of the Registrant's Quarterly Report for the quarter ended June 30, 2005 are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Registrant's business and the biopharmaceutical and specialty pharmaceutical industries in which the Registrant operates. Such risks and uncertainties include, but are not limited to, the Registrant's ability to complete the restatement of its financial statements described above on a timely basis, delay or failure in developing Prosaptide, Puricase and other product candidates; difficulties of expanding the Registrant's product portfolio through in-licensing; introduction of generic competition for Oxandrin; fluctuations in buying patterns of wholesalers; potential future returns of Oxandrin or other products; the Registrant's continuing to incur substantial net losses for the foreseeable future; difficulties in obtaining financing; potential development of alternative technologies or more effective products by competitors; reliance on third-parties to manufacture, market and distribute many of the Registrant's products; economic, political and other risks associated with foreign operations; risks of maintaining protection for the Registrant's intellectual property; risks of an adverse determination in on-going or future intellectual property litigation; and risks associated with stringent government regulation of the biopharmaceutical and specialty pharmaceutical industries. The Registrant may not actually achieve the plans, intentions or expectations disclosed in its forward-looking statements, and you should not place undue reliance on the Registrant's forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that the Registrant makes. The Registrant's forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that the Registrant may make. The Registrant does not assume any obligation to update any forward-looking statements.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: Philip K. Yachmetz, (732) 565-4705.

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  |X|     Yes      |_|      No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  |X|     Yes      |_|      No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                          Savient Pharmaceuticals, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 10, 2005                By: /s/ Philip K. Yachmetz
                                         -------------------------------------
                                     Name: Philip K. Yachmetz
                                     Title: Senior Vice President of Corporate
                                     Strategy & General Counsel





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PART IV - ATTACHMENT

         The Registrant anticipates that the June 30, 2005 Form 10-Q will report revenues of $56.8 million, an operating loss of $6.0 million and a net loss of $5.8 million, or 9 cents per share, for the six months ended June 30, 2005, compared to revenues of $51.1 million, an operating loss of $13.0 million and a net loss of $30.7 million, or 51 cents per share, including a $16.3 million valuation allowance against the Registrant's deferred tax assets, for the six months ended June 30, 2004.









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